FOR IMMEDIATE RELEASE
MONDAY, DECEMBER 30, 2002

Shell Canada announces production start-up at Muskeg River Mine

Calgary, Alberta - The Athabasca Oil Sands Project (AOSP) achieved a major milestone on Sunday, December 29, 2002 with start-up and first bitumen production at the Muskeg River Mine, located about 75 kilometres north of Fort McMurray, Alberta. Shipment of diluted bitumen into the Corridor Pipeline is expected to commence over the next few days for delivery to the Scotford Upgrader, located near Fort Saskatchewan, Alberta.

At the Scotford Upgrader, commissioning and testing of the primary distillation units has been successfully completed. Commissioning and testing of the synthetic crude units is underway and progressing on schedule, with first production of synthetic crude oil expected early next year.

The Athabasca Oil Sands Project, a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent), has been one of the world’s largest construction projects in recent years. When the project ramps up to its full production of 155,000 barrels of bitumen per day in 2003, it will supply the equivalent of 10 per cent of Canada’s oil needs. Shell’s share of AOSP production will increase the Company’s total production by more than 50 per cent.

Tim Faithfull, Shell Canada’s President and CEO, said, “Thousands of people have worked extremely hard to bring the Athabasca Oil Sands Project to this significant milestone. We can now see the finish line and look forward to startup of the entire project early in 2003.”

Investor Inquiries:	Media Inquiries:
Jim Fahner	Patty Richards
Manager, Investor Relations	Public Affairs, Oil Sands
(403) 691-2175	(403) 691-2023

Visit Shell’s Internet web site: www.shell.ca

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

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Notes to the Editor:

The Athabasca Oil Sands Project:

–	is the first new fully integrated oil sands project in 25 years.

–	will ramp up to 155,000 barrels of bitumen per day in 2003.

–	will be capable of supplying 10 per cent of Canada’s oil needs.

–	was one of the largest employers of trades and construction workers in Canada, with more than 14,000 workers at the peak of construction in early 2002.

–	has created more than 850 permanent operating jobs.

–	has set an industry safety record in Alberta and a new standard for safety in Canada.

–	has targets to reduce, by 2010, its greenhouse gas emissions by 50 per cent, making emissions six per cent less than those associated with imported oil, which it will displace.